SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 14D-9
(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

Dade Behring Holdings, Inc.
(Name of Subject Company)

Dade Behring Holdings, Inc.
(Name of Person Filing Statement)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

23342J 20 6
(CUSIP Number of Class of Securities)

Lance C. Balk
Senior Vice President and General Counsel
Dade Behring Holdings, Inc.
1717 Deerfield Road
Deerfield, Illinois  60015
(847) 267-5300
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

With a copy to:
Thomas W. Christopher, Esq.
Andrew Nagel, Esq.
William Sorabella, Esq.
Kirkland & Ellis LLP
Citigroup Center, 153 East 53rd Street
New York, New York 10022
(212) 446-4800

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Attached hereto is a letter from Jim Reid-Anderson, the Chief Executive Officer of Dade Behring Holdings, Inc. (“Dade Behring”), to Dade Behring’s customers that was distributed to Dade Behring’s field sales personnel on July 25, 2007, announcing that Siemens and Dade Behring have signed a definitive agreement pursuant to which Siemens will acquire Dade Behring.

Jim Reid-Anderson
Chairman, President and
Chief Executive Officer

DADE BEHRING	Tel:	+ 1(847)267-5320
1717 Deerfield Road	Fax:	+ 1(847)267-1066
P.O. Box 778	E-mail: jim_reid-anderson@dadebehring.com
Deerfield, IL 60015-0778
847.267.5300

July 25, 2007

Dear Valued Customer,

By now, you have likely heard about or read the formal announcement that Siemens and Dade Behring have agreed that Siemens will acquire Dade Behring.  Siemens is a very successful, customer-oriented corporation that is the first and currently only full-service diagnostics company in the world. The management teams of both companies are particularly excited about the potential opportunities the merged entities can create for you, our valued customer.

I’d like to take a few moments to emphasize the significant benefits Siemens Diagnostics will be able to bring to your laboratory. More importantly, I would like to assure you of our commitment to continue providing you with the same high-quality products and services you have come to expect from Dade Behring as we transition through this process.

As an industry leader in such diverse fields as lighting, power, transportation and healthcare, Siemens has created a leadership role in the diagnostics industry through its acquisitions of CTI, Diagnostic Products Corporation, and the clinical diagnostics business of Bayer AG. Combined with Dade Behring, Siemens Medical Solutions Diagnostics will become the largest provider of clinical diagnostic products in the world, offering a full range of gold-standard products and services intended to enhance the efficiency and quality of your operations.

We believe this is a very positive step forward—one that will bring significant value to you. Throughout the regulatory review and legal process, which we expect will take 3 to 6 months, we intend to continue serving you with the same level of service excellence that has earned us your trust. In the meantime, your local Dade Behring representatives are prepared to respond to your questions. You should also feel free to share any comments or concerns with me by sending an e-mail to jim_reid-anderson@dadebehring.com.

Our partnership with you means a great deal to us and we look forward to having the opportunity to serve you and your laboratory for many, many years to come.

Best regards,

Jim Reid-Anderson

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The tender offer for the outstanding common stock of Dade Behring referred to in this communication has not yet commenced.  At the time the offer is commenced, Siemens will file a tender offer statement on Schedule TO with the Securities and Exchange Commission, and thereafter Dade Behring will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.  The tender offer statement and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the tender offer.  These materials will be sent free of charge to all stockholders of Dade Behring when available.  In addition, all of these materials will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov or from Dade Behring.

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